SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File Number 333-170935

VERDE RESOURCES, INC.

(Name of registrant as specified in its charter)

Nevada	27-2448672
(State of Incorporation)	(I.R.S. Employer Identification Number)

905 Ventura Way

Mill Valley, CA 94941

(Address of principal executive offices)

Telephone:  (415) 251-8715

 (Registrant’s telephone number, including area code)

VERDE RESOURCES, INC.

905 Ventura Way

Mill Valley, CA, 94941

_________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

_________________

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

General

This Information Statement is being delivered on or after October 1, 2013, to the holders of shares of common stock, par value $0.001 of Verde Resources, Inc., a Nevada corporation (the “Company”).  You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company’s Board of Directors, which is expected to take place within 10 days of the date this statement is filed with the Securities and Exchange Commission in accordance with Rule 14f-1.

Effective October 1, 2013, the Company entered into a verbal agreement (the “Agreement”) with Federal Mining Resources Ltd., a British Virgin Islands Corporation, whereby the Company, through a subsidiary company, Gold Billions Ltd., a British Virgin Islands corporation, acquires a 100% operation right of Meropoh Gold Mine (the “Merapoh Project”), a Malaysian mine, in exchange for 80,000,000 shares of the Company’s common stock.  The parties expect a written agreement to be finalized no later than November 1, 2013 (the “Closing”).

This Information Statement is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

Directors and Executive Officers

In connection with this Agreement, a change of control of the Company will occur.   Upon the issuance of the 80,000,000 shares to shareholders of Federal Mining Resources Ltd. which has the operating right of the Merapoh Project, they will own 95.26% of the issued and outstanding shares of the Company. Upon Closing, the following persons will be appointed to serve as directors and to assume the responsibilities of officers upon the resignation of the present officers and directors. Mr. Wu Ming Ding, as President, and Director; Mr. Balakrishnan B S Muthu as Treasurer Chief Financial Officer, General Manager and Director; and Mr. Liang Wai Keen as Secretary. Mr. Wu and Mr. Muthu will be added to the Board of Directors at the Closing, joining Mr. Stephen Spalding and Mr. Michael Stiege as the two present directors of the Company.  Mr. Wu is affiliate of Federal Mining Resources, Ltd.  The Agreement provides that Stephen Spalding and Michael Stiege will resign as officers and directors of the Company at Closing.  Mr. Spalding is the beneficial owner of 2,000,000 shares of the Company’s common stock, or approximately 2.4%, at Closing.  Mr. Stiege is the beneficial owner of 500,000 shares of the Company’s common stock, held in the name of Kulkulcan Diversified Corporation, or approximately 0.6% at Closing.

At Closing, the new Board of Directors will be as follows:

Name	Age	Position

Wu Ming Ding Unit 1503, 15/F, The Phoenix 21-25 Luard Road, Wanchai Hong Kong	57	Director
Balakrishnan B S Muthu No. 10 Jalan 5/10 Seksyen 5, Petaling Jaya, 46000 Selangor	51	Director

Each of the directors will serve until the next annual meeting of shareholders of the Company, until his successor is elected and qualified or until his death, resignation or removal.  The following is information concerning the business backgrounds of each of the persons who became directors following the Closing of the Agreement, together with an identification of each other corporation which files reports under the Exchange Act for which such persons serve as directors.

Mr. Wu Ming Ding (Age 57)

Sep 1979 - Sep 1983:	Graduated with major in Economics & Management, Guangdong Radio & TV University, China
Apr 2004 - Present:	Managing Director, Beijing Changxin Wanlin Technology Co., Ltd. Director, Federal Capital Investments Limited
Sep 2010 - Present:	Director, Federal Mining Resources Ltd.

Mr. Wu has extensive management experience.  He played a key role in helping to secure the Chinese patent for a U.S. fuel additive product through collaboration with the Lanzhou Petrochemical Company, a subsidiary of China National Petroleum Corporation (CNPC).  Mr. Wu was also active in the business development of a mining project in Fujian province.  Mr. Wu is a Hong Kong Member of the Guangdong Zengcheng County Chinese People's Political Consultative Committee

Mr. Balakrishnan B S Muthu (Age 51)

Apr 1987 - Dec 1989:	Graduated with Diploma in Business Administration, The Association of Business Executives ABE, UK.
Dec 2007 - Present:	General Manager, Champmark Sdn. Bhd

Mr. Muthu has more than 20 years of experience in financial auditing and business strategic planning. He has been involved in preliminary alluvial mine planning and initial development of Merapoh Project since 2008. His previous experience includes working for Petroliam Nasional Berhad (Petronas) in various departments including the roles in seismic surveyance, kiosk coordination and upstream financial auditing. He has also worked as a consultant providing financial and technical services for several oil and gas projects. He is also a Chartered Financial Planner (CFP) and has been a registered member of the Malaysian Financial Planning Council since 2004.

Liang Wai Keen (Age 42)

Jun 1992 - Jun 1996:	Graduated with Honors Degree in Electrical Engineering, Nanyang Technological University, Singapore
Oct 2006 - Present:	Project Manager, Federal Capital Investment Ltd.

Mr. Liang started his career as a Project Officer with the Singapore Armed Forces before embarking into the private sector. At the Singapore Armed Forces, he was accountable for the timely delivery of project milestones for a S$100M defense system. He possesses project management and administrative experiences from his exposure to various industries, including corporate finance, mining and engineering fields. In his role as a project manager for Federal Capital Investment Ltd, he was involved in management, project planning and program implementation.

Family Relationships

There are no family relationships among directors or executive officers of the Company.  Except as indicated above, no directorships are held by any director in a company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.  Officers serve at the discretion of the Board of Directors.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons, or persons nominated to serve as such, has been involved in any of the following events during the past five years:

1. A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2. Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.

Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4. Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

5. Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6. Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7. Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.

Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8. Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Voting Securities of the Company

On October 1, 2013, there were 3,977,500 shares of Common Stock of the Company issued and outstanding.  Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table shows information concerning the identification and address of each person which prior to the closing was the beneficial owner of more than 5% of the Company’s outstanding 3,977,500 shares of Common Stock as of October 1, 2013, and each person that was an officer or director of the Company immediately prior to the Closing:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent Of Class
Stephen Spalding 905 Ventura Way Mill Valley CA 94941	2,000,000 Common Shares Direct ownership	50.3%
Kulkulcan Diversified Corporation Michael Stiege (Director / Sole Officer / Controlling shareholder) 905 Ventura Way Mill Valley CA 94941	500,000 Common Shares Direct ownership	12.6%

(1)        Mr. Spalding is the Company’s President, Chief Financial Officer, Treasurer, and Director until the Closing, at which time he will resign from all positions with the Company.

(2)        Mr. Stiege is the Company’s Secretary and Director until the Closing, at which time he will resign from all positions with the Company.

Certain Relationships and Related Party Transactions

There are no material relationships between the Company and the current officers and directors or any of the persons expected to become directors or executive officers of the Company other than the transactions and relationships described below, or contemplated in the Agreement and the Installment Agreement.

Changes in Control

The following table sets forth the name and address of each person who will be the beneficial owner of more than 5% of any class of voting securities of the Company or an officer or director of the Company immediately following the Closing, and taking into account the subsequent issuance of a total of 80,000,000 shares of Common Stock to Gold Billion, and the number of shares held directly or indirectly by the officers and directors as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (1)
Internet.com Limited (1)	6,406,911 Common Shares Direct Ownership	7.63%
All Fine Holdings Ltd (1)	10,162,602 Common Shares Direct Ownership	12.10%
Banavees Resources (2)	500,000 Common Shares Direct Ownership	0.6%
Directors and Executive officers as a Group	17,069,513 Common Shares	20.33%

C&K Holdings Pte Ltd (3)	6,016,260 Common Shares Direct Ownership	7.16%
Dynamic State Investments Limited (4)	5,650,407 Common Shares Direct Ownership	6.73%

Notes:

(1)    Mr. WU Ming Ding is the 100% shareholder of Internet.com Limited and 56.4% controlling shareholder of All Fine Holdings Limited, directly controlling 16,569,513 shares (19.73%). Mr. YAP Yuen Long is the 43.6% shareholder of All Fine Holdings Limited.

(2)    Mr. Balakrishnan B S Muthu is the beneficiary owner of Banavees Resources.

(3)    Mr. CHEN Kung is the controlling shareholder of C&K Holdings Pte Ltd.

(4)    Mr. YAP Yuen Long is the 6 0% shareholder and Ms. LING King Ying is the 40% shareholder of Dynamic States Investment Limited.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

During the calendar years ended June 30, 2013, and 2012, our Officers and Directors did not receive any compensation.  There are presently no plans or commitments with regard to such compensation or remuneration.  The Company has no employee benefit plans or other compensation plans. Stephen Spaulding, the Company’s President and CFO, has been receiving $200 per month for office rent. He received $2,400 per year for the years ending in June 30, 2012 and 2013. A former director received compensation through a company he co-owns, for mineral property expenses of $4,167 and $10,000 for the years ended June 30, 2013, and 2012, respectively.

The Company has not established a standing audit, nominating or compensation committee or committees.  As a result, the Company does not have an audit committee financial expert, as that term is defined in the Exchange Act.

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures.  The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered in the future.

Compliance with Section 16(a) of the Securities Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports to changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

The Company’s common stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. Accordingly, officers, directors and principal shareholders are not subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

VERDE RESOURCES, INC.

A Nevada corporation

By: /s/ Stephen Spalding

Steven Spalding, President

October 3, 2013